May 17, 2012

Peggy Kim, Esq. Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	USA Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed on May 3, 2012 and May 17, 2012 File No. 1-33365

Dear Ms. Kim:

As discussed earlier today, USA Technologies, Inc. (the “Company”) has filed a third preliminary proxy statement. Please note that this document has been cumulatively redlined to reflect the changes from the first preliminary proxy statement filed on May 3, 2012. As you know, the Company filed the second preliminary proxy statement earlier today.

Peggy Kim
May 17, 2012

Please direct any questions to me at (215) 864-8606 or to Gerald Guarcini at (215) 864-8625.

Sincerely,

/s/ Justin P. Klein

Justin P. Klein